UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                                                    033-36198
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                                                                 SEC File Number
                                                                    761307107
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                                                                   CUSIP Number

                           NOTIFICATION OF LATE FILING

(Check One) [X]Form 10-K [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form N-SAR

                           For Period Ended: June 30, 2004
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                           [ ]      Transition Report on Form 10-K
                           [ ]      Transition Report on Form 20-F
                           [ ]      Transition Report on Form 11-K
                           [ ]      Transition Report on Form 10-Q
                           [ ]      Transition Report on Form N-SAR
                           For the Transition Period Ended:  _____________

Read attached instruction sheet before preparing form.  Please print or type.

     Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: relates to entire filing

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                         PART I - REGISTRANT INFORMATION

Return On Investment Corporation
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Full Name of Registrant

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Former Name if Applicable


1825 Barrett Lakes Blvd., Suite 260
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Address of Principal Executive Office (street and number)

Kennesaw, Georgia 30144
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City, State and Zip Code

                        PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 [X]     (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X]     (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [ ]     (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

      Due to the fact that the registrant recently announced that it is in the process of divesting a significant portion of its assets and due the registrant's recent acquisitions, the registrant's accountants need additional time to complete their audit. Such factors have also resulted in the registrant needing additional time to provide full and complete disclosure of its change in strategy in its annual report on Form 10-KSB. These factors have led the registrant to be unable to complete its Form 10-KSB by the prescribed date without unreasonable effort and expense.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           [Sherwin Krug]                         (770) 517-4750
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               (Name)                       (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

      The registrant anticipates that it will report greater net losses for the fiscal year ended June 30, 2004, than it reported for the fiscal year ended June 30, 2003, once the figures are finalized.

                                    SIGNATURE

      The Registrant has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: September 29, 2004               By: /s/ Arol R. Wolford
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                                           Arol R. Wolford
                                           President and Chief Executive Officer